Conformed Copy



04033763

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
JUN 30 2004
179
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Year Ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

Benefits Trust Committee
STMicroelectronics, Inc.
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

BDO Seidman, LLP

June 22, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
STMicroelectronics, Inc. 401(k) Savings Plan and
Retirement Committee:

In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 27, 2003

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Year Ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

Benefits Trust Committee
STMicroelectronics, Inc.
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

June 22, 2004

Statements of Net Assets Available for Plan Benefits

December 31,		**2003**		2002
Assets				
Investments, at fair value:				
Mutual funds	**$**	**198,082,408**	$	152,350,179
STMicroelectronics N.V. Stock Fund		**20,618,011**		13,589,437
		218,700,419		165,939,616
Participant loans, at cost		**7,834,609**		7,384,143
Net assets available for benefits	**$**	**226,535,028**	$	173,323,759

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits

December 31,	2003
Additions	
Investment income:	
Interest and dividends	$ 2,916,758
Net appreciation in fair value of investments	35,218,031
Total gain on investments	38,134,789
Contributions:	
Employer contributions	9,901,172
Participant contributions	14,917,522
Total contributions	24,818,694
Total additions	62,953,483
Deductions	
Benefits paid to participants	9,742,214
Net increase in net assets available for benefits	53,211,269
Net assets available for benefits, beginning of year	173,323,759
Net assets available for benefits, end of year	$ 226,535,028

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM"). The Plan was established to provide for voluntary contributions by participants, and automatic and matching contributions by the employer. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

Administration – The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the plan's recordkeeper for the plan year ended December 31, 2003. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility - As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the Untied States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions - Plan contributions consist of four components: (i) eligible employee deferral contributions, including catch-up, up to 25% of the participant's compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($12,000 for 2003, an additional $1,000 for catch-up); (ii) contributions from STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation; (iii) contributions by

STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service; and (iv) rollover contributions from a participant's personal or prior employer tax deferred retirement accountants. Participants can change or suspend their contributions at any time.

Participant Accounts - Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting - Participants are fully vested in their contributions and the earnings thereon. A participant who has been credited with an hour of service after December 31, 2000 shall be 100% vested in employer contributions and earnings thereon. Prior to December 31, 2000, participants vested in employer contributions and earnings thereon, as reflected in the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Benefit Payments - In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. A participant who has attained age 59½ may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. After-tax and rollover contributions can be withdrawn at any time. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

Forfeitures - Upon termination of service, a participant forfeits any non-vested employer matching or automatic contributions and earnings thereon. Such forfeitures are used to reduce future contributions by STM. Forfeitures so used by STM totaled approximately $71,478 during the year ended December 21, 2003.

Plan Termination - Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contribution due under the Plan and each participant shall be 100% vested in the Plan.

Administrative Expenses - STM pays all administrative expenses of the Plan. Accordingly, these costs are not reflected in the accompanying financial statements.

Participant Loans - The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. Loans bear interest at a range of 4.4% to 6.0% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period.

Investment Options - As of December 31, 2003, participants of the Plan may allocate contributions among 26 investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to the STMicroelectronics N.V. Stock Fund is set at 25%.

2. Summary of Significant Accounting

Method of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of

Policies

America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2003 and 2002 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2003. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Valuation of Investments - Investments are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio.

Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2003 and 2002 were as follows:

	2003	2002
Fidelity Puritan Fund	**$ 12,372,728**	$ 9,700,866
Fidelity Magellan Fund	**51,042,206**	41,134,203
Fidelity Contrafund	**31,005,066**	23,415,709
Fidelity Retirement Government Money Market Portfolio	**35,779,060**	28,268;082
Spartan U.S. Equity Index Fund	**18,016,138**	13,484,610
STMicroelectronics N.V. Stock Fund	**20,618,011**	13,589,437
Total investments above 5%	**168,833,209**	129,592,907
Total investments below 5%	**57,701,819**	43,730,852
Total investments	**$ 226,535,028**	$ 173,323,759

During the Plan year ended December 31, 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $35,218,031 as follows:

Mutual funds	**$ 29,725,968**
STMicroelectronics N.V. Stock Fund	**5,492,063**
Net realized and unrealized appreciation in fair value of investments	**$ 35,218,031**

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

6. Tax Status

The Plan obtained its latest determination letter on November 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Supplemental Schedule

Schedule of Assets Held for Investment Purposes as of December 31, 2003

EIN: 04-2495946

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
**	STMicroelectronics N.V. Stock Fund	Stock Fund	a	$ 20,618,011
*	Fidelity Retirement Government Money Market Portfolio	Mutual Fund	a	35,779,060
	UAM FMA Small Company Portfolio	Mutual Fund	a	4,221,312
*	Fidelity Puritan Fund	Mutual Fund	a	12,372,728
*	Fidelity Magellan Fund	Mutual Fund	a	51,042,206
*	Fidelity Contrafund	Mutual Fund	a	31,005,066
*	Fidelity Diversified International Fund	Mutual Fund	a	9,078,183
*	Fidelity Freedom Income Fund	Mutual Fund	a	459,721
*	Fidelity Freedom 2000 Fund	Mutual Fund	a	767,505
*	Fidelity Freedom 2010 Fund	Mutual Fund	a	1,810,215
*	Fidelity Freedom 2020 Fund	Mutual Fund	a	2,040,230
*	Fidelity Freedom 2030 Fund	Mutual Fund	a	2,692,098
*	Fidelity Freedom 2040 Fund	Mutual Fund	a	481,849
*	Spartan U.S. Equity Index Fund	Mutual Fund	a	18,016,138
*	Fidelity U.S. Bond Index Fund	Mutual Fund	a	10,797,724
*	Fidelity Balanced Fund	Mutual Fund	a	1,566,840
*	Fidelity Equity Income Fund	Mutual Fund	a	632,900
	Vanguard Value Index Fund	Mutual Fund	a	547,191
	The Oakmark Select Fund	Mutual Fund	a	4,363,051
*	Fidelity Low Priced Stock Fund	Mutual Fund	a	4,997,746
	Vanguard Mid Cap Index Fund	Mutual Fund	a	441,062
	NB High Income Bond Inv. CL	Mutual Fund	a	806,558
*	Fidelity Blue Chip Growth Fund	Mutual Fund	a	935,938
	Vanguard Growth Index Fund	Mutual Fund	a	697,254
*	Fidelity Mid Cap Stock Fund	Mutual Fund	a	1,040,811
	PBHG Strategic Small Company Fund	Mutual Fund	a	1,489,022
*	Participant Loans	Interest rate range 4.4% to 6.0%, maturing between 1 year and 5 years and collateralized by the participant's account balance		7,834,609
		Total investments		$ 226,535,028

See accompanying Report of Independent Registered Accounting Firm

* - This is a related party to the Plan's trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

** - A party-in-interest as defined by ERISA.

a - All investing activity is participant-directed. No disclosure of cost information is required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 28, 2004

By: /s/A. McK. Malone
Name: A. McK. Malone
Title: Vice-President -Finance
and Chief Financial Officer
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequential Page
23	Consent of BDO Seidman, LLP	20
23	Consent of PriceWaterhouseCoopers	21

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STMicroelectronics, Inc. 401(k) Savings Plan
Dallas, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) of STMicroelectronics NV of our report dated June 22, 2004 relating to the financial statements and supplemental schedule of the STMicroelectronics, Inc. 401(k) Savings Plan as of and for the year ended December 31, 2003 which appears in this Form 11-K.

BDO Seidman, LLP

BDO Seidman, LLP
Dallas, Texas
June 28, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-06390) of ST Microelectronics NV of our report dated June 27, 2003 related to the financial statements of ST Microelectronics, Inc. 401(k) Savings Plan as of December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, TX

June 28, 2004